SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	ANNOUNCEMENT - DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 21, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
DAILY CONTINUING CONNECTED TRANSACTIONS WITH CHINALCO

References are made to the announcement of the Company dated 26 October 2021, the circular dated 4 November 2021 and the supplemental circular dated 6 December 2021, in relation to, among other things, the Daily Continuing Connected Transactions entered into between the Company and Chinalco.

In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company and Chinalco (i) entered into the New Supplementary Agreement with conditions precedent to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement, to replace the Existing Supplementary Agreement; (ii) entered into the New Fixed Assets Lease Framework Agreement to replace the Existing Fixed Assets Lease Framework Agreement; and (iii) entered into the General Services Master Agreement.

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under the Hong Kong Listing Rules. The entering into of the agreements under the Daily Continuing Connected Transactions and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceeds 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement exceeds 0.1% but is less than 5%, the transactions contemplated thereunder are only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Although (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement are exempt from independent shareholders' approval requirement under the Hong Kong Listing Rules, such transactions are still subject to Independent Shareholders' approval at the general meeting of the Company pursuant to the relevant requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

The Company will convene the 2022 AGM to seek approval from the Independent Shareholders in respect of the Daily Continuing Connected Transactions and their respective proposed caps. Considering that the Company is likely to propose other matters for consideration at the 2022 AGM subsequently, a circular containing, among others, the resolutions in relation to the Daily Continuing Connected Transactions, will be dispatched to the Shareholders on or before 5 May 2023. A supplemental circular containing, among others, (i) details of the Daily Continuing Connected Transactions and their respective proposed caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders on or before 5 June 2023 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the 2022 AGM.

1. BACKGROUND

References are made to the announcement of the Company dated 26 October 2021, the circular dated 4 November 2021 and the supplemental circular dated 6 December 2021, in relation to, among other things, the Daily Continuing Connected Transactions entered into between the Company and Chinalco.

In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company and Chinalco (i) entered into the New Supplementary Agreement with conditions precedent to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement, to replace the Existing Supplementary Agreement; (ii) entered into the New Fixed Assets Lease Framework Agreement to replace the Existing Fixed Assets Lease Framework Agreement; and (iii) entered into the General Services Master Agreement.

2. DAILY CONTINUING CONNECTED TRANSACTIONS

(a) Comprehensive Social and Logistics Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the 2022 AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	(1) Social services: public security and firefighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and (2) Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination:	The prices in respect of the relevant services under the Comprehensive Social and Logistics Services Agreement will be determined with reference to comparable local market prices. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.
Payment term:	Monthly payment

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as both provider and recipient (for itself and on behalf of its subsidiaries and associates) The Company, as both provider and recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the 2022 AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.

Nature of transactions:

(1) Supplies and ancillary services provided by Chinalco to the Company:

(i) Supplies: carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles, copper, zinc ingot and other relevant or similar supplies and services;

(ii) Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii) Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(2) Supplies and ancillary services provided by the Company to Chinalco:

(i) Products: electrolytic aluminum products (aluminum ingots) and alumina products, zinc ingot, slag, coal, pitch and other relevant or similar supplies; and

(ii) Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination:

(1) Provision of products and ancillary services to the Company by Chinalco:

(a) Supplies: the price is determined with reference to the comparable local market prices, which refer to prices arrived at with reference to those charged or quoted by at least two independent third parties providing products or services with comparable scale in areas where such products or services were provided under normal trading conditions around the time, and shall not be higher than the price charged or quoted by independent third parties;

(b) Storage and transportation services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise fuel costs, transportation facility fees, relevant labour costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the storage and transportation services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(c) Ancillary production services: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees, other indirect costs and etc. The reasonable profit (which shall be not more than 5% of such costs) for the ancillary production services provided by Chinalco to the Company is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by Chinalco to the Company, and shall not be higher than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle.

(2) Provision of products and ancillary services to Chinalco by the Company:

(a) Products:

(i) Alumina products: the selling price is determined according to a method where both the alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange weight in proportion. The Company will consider the geographical location of the customers, the seasonality demands, the transportation costs, and other relevant factors to determine the proportion of weight to be allocated to the aforementioned alumina spot market price and the weighted average price of settlement price for three-month aluminum ingot futures on the Shanghai Futures Exchange;

(ii) Electrolytic aluminum products (aluminum ingots): the trading price is determined according to the prices of futures in the current month, the weekly or monthly average spot market prices quoted on the Shanghai Futures Exchange;

(iii) Other products: the price is determined with reference to the contractual price or the comparable local market price. The contractual price refers to a mutually agreed price set by all relevant parties for the provision of products. Such price is equivalent to reasonable costs incurred in providing such products plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for other products provided by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle. While the comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing products with comparable scale in areas where such products were provided under normal trading conditions around that time.

(b) Supporting services and ancillary production services:

(i) Electricity supply: According to the provisions of relevant national laws and regulations, and based on the benchmark electricity price set up by the National Development and Reform Commission, local governments will determine their respective local electricity prices in consideration of their respective actual conditions. The price for electricity supply of the Company is determined with reference to the on-grid electricity prices and electricity sales prices proposed to be executed by enterprises set out in the notices issued by the bureau of commodity price in each province on their websites according to the above local electricity prices from time to time;

(ii) Gas, heat and water supply, measurement, spare parts, repair, testing, transportation, steam: the price is determined with reference to the contractual price, which refers to a mutually agreed price set by all relevant parties for the provision of services. Such price is equivalent to reasonable costs incurred in providing such services plus reasonable profit. Reasonable costs mainly comprise expenses for raw materials, fuel costs, transportation facility fees, labour costs, manufacturing fees and etc. The reasonable profit (which shall be not more than 5% of such costs) for provision of a series of services including gas, heat, water supply and etc. by the Company to Chinalco is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such services provided by the Company to Chinalco, and shall not be lower than the profit margin charged to independent third parties. Such profit margin is considered reasonable by the Company as following the above principle;

(iii) Other services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions, and shall not be lower than the price charged or quoted by independent third parties.

For the storage and transportation services and ancillary production services provided by Chinalco to the Company, and a series of supporting services and ancillary production services including gas, heat and water supply and etc. provided by the Company to Chinalco, the prices are determined by reasonable costs plus a profit of not more than 5% of such costs. The prices of other products provided by the Company to Chinalco are determined by comparable local market price or reasonable costs plus a profit of not more than 5% of such costs. Given the numerous products and services involved herein and the regional differences in respect of costs and prices, such pricing method is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products and services mutually provided by Chinalco and the Company. Separate operative agreements will be entered into under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services by the relevant parties from time to time, and the prices of the products or services provided or received by the parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above. In view of the foregoing, the Company believes the pricing for the aforesaid products and services is fair and reasonable.

Payment term:	Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(c) Mineral Supply Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as supplier (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the 2022 AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

Price determination:

(1) For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same (which mainly comprise fuel and energy costs, labour costs, security expenses and etc.), plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labour costs, which is arrived at through arm's length negotiation between the Company and Chinalco after taking comprehensive consideration of the normal profit margin (being the comparable market profit margin of the relevant products or services) of such products provided by Chinalco to the Company, and is not higher than the profit margin charged to independent third parties); and

(2) For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to relevant third parties in respect of the purchases.

Having considered that the profit margin of the ores provided by Chinalco through its own operated mine will not be higher than the profit margin charged to independent third parties, and the price of the ores provided by the jointly operated mine is the contractual price paid by Chinalco to relevant third parties in respect of the purchases, the Company believes that the pricing is reasonable.

Payment term:

Payment on delivery (payment shall generally be made (a) within a period of time after the delivery of the relevant products at the place designated by the purchasing party or the provision of the relevant services, and the completion of necessary inspections and internal approval procedures; or (b) after setting off the amounts due between the parties where there is mutual provision of products and services. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.)

(d) Provision of Engineering, Construction and Supervisory Services Agreement

Date of the initial agreement:	5 November 2001
Date of the supplementary agreement:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	The New Supplementary Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the 2022 AGM. After the New Supplementary Agreement comes into effect, the Existing Supplementary Agreement will be terminated in advance.
Nature of transactions:	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations
Price determination:	Engineering design: the price is determined by comparable local market prices or through public bidding on a case by case basis. The comparable local market prices refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions. Price determination through public bidding refers to the prices determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Construction and supervisory services: the price is determined through public bidding. In such case, the prices will be determined in accordance with the public bidding and tender procedure required by the relevant regulatory authorities in the areas where the projects are located. The bidding price shall be controlled within the reasonable range which is close to the base price.

Other relevant services: the price is determined with reference to the comparable local market prices, which refer to the prices arrived at with reference to those charged or quoted by at least two independent third parties providing services with comparable scale in areas where such services were provided under normal trading conditions around that time.

The base price referenced in pricing for engineering design, construction and supervisory services is generally determined by the professionals or agencies as organised or entrusted by the bidding unit. The base price is arrived at by adding other fees incurred directly or indirectly, on-the-spot expenditures, estimated profits (with reference to the workload of the project and the profit of projects with similar size) and taxes under prescribed procedures to the sum of costs for labour, materials and machinery utilization based on the engineering quantity (or workload of design and supervisory services) of the construction project. Separate operative agreements will be entered into under the Provision of Engineering, Construction and Supervisory Services Agreement by the relevant parties from time to time, and the price of the services provided or received by parties will be negotiated and determined on a case by case basis in accordance with the pricing policies as set out above.

Payment term:	Payment shall generally be made (a) as to 10% to 20% of the contract price before the provision of the relevant services, up to a maximum of 70% of the contract price during the provision of the relevant services and as to the remaining 10% to 20% of the contract price upon successful provision of the relevant services; (b) in accordance with the prevailing market practice; or (c) in accordance with the arrangement to be agreed by the parties. The relevant payment term shall be no less favorable than those under comparable transactions between the Company and independent third parties.

(e) Land Use Rights Leasing Agreement

Date:	5 November 2001
Parties:	Chinalco, as lessor (for itself and on behalf of its subsidiaries) The Company, as lessee (for itself and on behalf of its subsidiaries)
Term:	50 years, expiring on 30 June 2051 According to the opinion in the letter from the then independent financial adviser on the Company's renewal of these continuing connected transactions in December 2006, a relatively long lease term of the land is in line with the interest of the Company and the Independent Shareholders and can help reduce the obstacles to the production and business operation of the Group which may arise from replacement. Taking into considerations (i) the leased land and the scale of facilities built thereon; and (ii) the resources for construction of new production plants and related facilities, replacement is difficult and unfeasible. The Directors believe that the relevant term is normal business practice for similar contracts.

Price determination:	The rental shall be negotiated every three years at a rate not higher than the comparable local market prices (i.e. with reference to those charged or quoted by at least two independent third parties in respect of the land use rights with comparable scale in such areas under normal trading conditions around the time, and shall not be higher than those charged or quoted by independent third parties) or the prevailing market rental as determined by an independent valuer, to be engaged by both parties from time to time, through land valuation. Shanghai Orient Appraisal Co., Ltd. (上海東洲資產評估有限公司)(a qualified valuer in the PRC) was jointly engaged by both parties, and appraised 470 pieces (parcels) of land located in China with a total area of approximately 61.22 million square meters with 30 June 2021 as the valuation benchmark date. The annual rental is approximately RMB1,500 million, which is calculated based on the appraised value of the land of approximately RMB17,300 million discounted according to the remaining use life of the relevant land of 30 years and taken into account relevant taxes and fees related to the use of the land.
Payment term:	Monthly payment

(f) New Fixed Assets Lease Framework Agreement

Date:	21 March 2023
Parties:	Chinalco, as both lessor and lessee (for itself and on behalf of its subsidiaries and associates) the Company, as both lessor and lessee (for itself and on behalf of its subsidiaries)
Term:	The New Fixed Assets Lease Framework Agreement will come into effect until 31 December 2025 upon approval by the Independent Shareholders of the Company at the 2022 AGM. After the New Fixed Assets Lease Framework Agreement comes into effect, the Existing Fixed Assets Lease Framework Agreement will be terminated in advance.
Nature of transactions:	Buildings, constructions, machinery, apparatus, transportation as well as equipment, appliance or tools and other fixed assets owned by either party in relation to the production and operation.
Price determination:	The rental shall follow the principles of valuable consideration, openness, fairness and justness, and introduce market competition mechanism. When determining the rental, the parties will also make reference to the prices charged or quoted by at least two independent third parties providing services of similar size and nature under normal trading conditions in the market around that time.
Payment term:	Monthly payment

(g) General Services Master Agreement

Date of signing:	21 March 2023
Parties:	Chinalco, as provider (for itself and on behalf of its subsidiaries and associates) The Company, as recipient (for itself and on behalf of its subsidiaries)
Term:	From 1 January 2023 to 31 December 2025
Nature of transactions:	(1) Chinalco provides the Company with platform services, such as financial sharing: (i) Chinalco provides the Company with document review, financial accounting and fund settlement and other transaction processing services in the financial process including sales to receivables, procurement to payables, expense reimbursement, asset management, general ledger accounting, fund management and title registration upon the Company's decision and initiation of business; (ii) Chinalco provides unified data flow standard services for the Company, including master data such as organisation, employees, customers, suppliers, banks, etc., and business and financial data such as forms and vouchers, to achieve a full range of data connection between accounts and funds, providing enquiry, consultation and report analysis services on accounts and funds； (iii) Chinalco provides the Company with services that achieve data standard management for the application and use of each demand party; and

(iv) Chinalco provides the Company with relevant system operation and maintenance configuration services.

(2) Chinalco provides the Company with economic research and consulting services: Chinalco provides the Company with various research and consulting services such as macro economy, industrial economy, emerging industry and mining economy, and makes adjustment and updating to the research content appropriately in light of the nationwide, industry-wide and the company's own situation.

(3) Chinalco provides the Company with other services: Chinalco provides management consulting, training and other comprehensive services of operations management (if applicable) on the basis of the Company's needs.

Price determination: Where there is government (including local government) prescribed price, such price shall apply; where there is no government prescribed price but government guidance price, such guidance price shall apply; where there is no government prescribed price or guidance price, the market price shall apply; where the aforesaid three kinds of prices do not exist, the agreed price shall apply, which shall comply with the principle of fairness and reasonableness and be determined in accordance with the principle of reasonable cost plus reasonable profit (profit margin not exceeding 7%).

Payment term: Monthly payment

3. HISTORICAL AMOUNTS OF THE DAILY CONTINUING CONNECTED TRANSACTIONS

Set out below are the actual amounts and the annual caps of the Daily Continuing Connected Transactions for the three years ended 31 December 2022:

Transactions	For the year ended 31 December 2020		For the year ended 31 December 2021		For the year ended 31 December 2022	
	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*	Actual amounts *(RMB million)*	Annual caps *(RMB million)*
Expenditure transactions:						
(a) Comprehensive Social and Logistics Services Agreement	476	500	481	500	258	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	7,243	15,300	6,578	17,500	10,954	15,400
(c) Mineral Supply Agreement	48	360	87	360	255	400
(d) Provision of Engineering, Construction and Supervisory Services Agreement	1,755	13,100	735	8,300	544	6,000
(e) Land Use Rights Leasing Agreement						
– Annual rental *(Note 1)*	490	500	417	500	/	/
– Right-of-use assets *(Note 1)*	/	/	/	/	1,370	1,500
(f) Fixed Assets Lease Framework Agreement						
– Annual rental *(Note 1)*	60	200	66	200	/	/
– Right-of-use assets *(Note 1)*	/	/	/	/	27	320
(g) General Services Master Agreement *(Note 2)*	/	/	/	/	/	/
Revenue transactions:						
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	15,091	30,800	21,684	33,500	36,120	37,100
(f) Fixed Assets Lease Framework Agreement	38	100	34	100	31	300

Notes:

(1) References are made to the Company's announcement dated 3 June 2019 and the supplemental circular dated 10 June 2019, the annual caps for transactions under the Land Use Rights Leasing Agreement and the Fixed Assets Lease Framework Agreement for the years ended 31 December 2020 and 2021 were set based on the annual rental. References are also made to the announcement of the Company dated 26 October 2021 and the supplemental circular dated 6 December 2021, pursuant to International Financial Reporting Standards (IFRS) 16, the lease to be entered into by the Company as a lessee under the Land Use Rights Leasing Agreement and the Fixed Assets Lease Framework Agreement will be recognised as right-of-use assets. The annual caps for transactions under the Land Use Rights Leasing Agreement and the Fixed Assets Lease Framework Agreement for the year ended 31 December 2022 were set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

(2) General Services Master Agreement is a new agreement and therefore no historical amounts or annual caps are available.

4. PROPOSED ANNUAL CAPS FOR THE DAILY CONTINUING CONNECTED TRANSACTIONS AND BASIS OF DETERMINATION

Set out below are the existing annual caps of the Daily Continuing Connected Transactions between the Group and Chinalco for the two years ended 31 December 2024 and proposed annual caps for the three years ended 31 December 2025. As at the date of this announcement, the existing annual caps of the Daily Continuing Connected Transactions for the year ended 31 December 2023 have not yet been exceeded.

Transactions	Existing annual caps		Proposed annual caps		
	2023	2024	2023	2024	2025
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*
Expenditure transactions:					
(a) Comprehensive Social and Logistics Services Agreement	500	500	500	500	500
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	14,900	14,500	22,400	22,900	24,200
(c) Mineral Supply Agreement	400	400	1,800	1,800	1,800
(d) Provision of Engineering, Construction and Supervisory Services Agreement	6,500	7,000	6,300	6,100	6,000
(e) Land Use Rights Leasing Agreement [Note]	1,500	1,500	1,500	1,500	1,500
(f) New Fixed Assets Lease Framework Agreement [Note]	130	130	300	300	300
(g) General Services Master Agreement	/	/	90	90	90
Revenue transactions:					
(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services	38,800	41,100	64,300	65,700	71,500
(f) New Fixed Assets Lease Framework Agreement	300	300	300	300	300

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the Land Use Rights Leasing Agreement and the New Fixed Assets Lease Framework Agreement will be recognised as right-of-use assets. The proposed annual caps are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

The proposed annual caps of the Daily Continuing Connected Transactions are determined with reference to the actual demand of the Group in business development in the following three years and the historical transaction amounts of the Daily Continuing Connected Transactions, which, in the opinion of the Board, are fair and reasonable and in the interests of the Company and the Shareholders as a whole. The specific analyses are as follows:

(a) Comprehensive Social and Logistics Services Agreement

Each of the proposed annual caps for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement for the three years from 2023 to 2025 is RMB500 million, basically at par with the annual caps of the preceding three years and the existing annual caps, which is mainly based on the Group's estimation of generally stable demands for comprehensive social and logistics services provided by Chinalco.

(b) General Agreement on Mutual Provision of Production Supplies and Ancillary Services

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2023 to 2025 are RMB22,400 million, RMB22,900 million and RMB24,200 million, respectively, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interests in Yunnan Aluminum and 100% equity interests in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of products and services by Chinalco to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As disclosed in the Company's announcement dated 25 May 2022, Baotou Communications Group proposed to transfer 50% equity interest in Inner Mongolia Huayun to Chinalco. Yunnan Aluminum and Inner Mongolia Huayun are 30%-controlled companies of Chinalco, and thus are connected persons of the Company under the Hong Kong Listing Rules. The provision of products and services by Yunnan Aluminum and Inner Mongolia Huayun to the Company constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As a result, the proposed annual caps under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are significantly increased; (ii) the transaction volume may increase considering that the market price of aluminum oxide, electrolytic aluminum and other products may rise in the future; and (iii) a certain buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three years from 2023 to 2025 are RMB64,300 million, RMB65,700 million and RMB71,500 million, respectively, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interests in Yunnan Aluminum and 100% equity interests in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of products and services by Yunnan Aluminum and Pingguo Aluminum to Chinalco constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As disclosed in the Company's announcement dated 25 May 2022, Baotou Communications Group proposed to transfer 50% equity interest in Inner Mongolia Huayun to Chinalco. Yunnan Aluminum and Inner Mongolia Huayun are 30%-controlled companies of Chinalco, and thus are connected persons of the Company under the Hong Kong Listing Rules. The provision of products and services by the Company to Yunnan Aluminum and Inner Mongolia Huayun constitutes continuing connected transactions of the Company and shall be governed by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services. As a result, the proposed annual caps under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services are significantly increased; (ii) the transaction volume may increase due to the likely rise of the market price of commodities given the significant fluctuation of commodities prices in recent years; and (iii) a certain buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

(c) Mineral Supply Agreement

Each of the proposed annual caps for the expenditure transactions under the Mineral Supply Agreement for the three years from 2023 to 2025 is RMB1,800 million, representing significant increases from those of the preceding three years and the existing annual caps. Such estimation is primarily based on that: (i) considering that under the background of the current rapid decline in domestic ore supply and grade, the Company may need to increase its trading volume with the import and export enterprises affiliated to Chinalco in the future in terms of ore import and other businesses; and (ii) a certain buffer space is reserved in the annual caps to cope with possible future trading fluctuations.

(d) Provision of Engineering, Construction and Supervisory Services Agreement

The proposed annual caps for the expenditure transactions under the Provision Engineering, Construction and Supervisory Services Agreement of the three years from 2023 to 2025 are RMB6,300 million, RMB6,100 million and RMB6,000 million, respectively, basically at par with those of the preceding three years and the existing annual caps. Such estimation is primarily based on the consideration of the construction needs of the Company's expected new key projects in the next three years, including key aluminum oxide and electrolytic aluminum construction projects, overseas and port projects, energy conservation and carbon reduction renovation projects and new energy projects.

(e) Land Use Rights Leasing Agreement

Each of the proposed annual caps[Note] for the expenditure transactions under the Land Use Rights Leasing Agreement for the three years from 2023 to 2025 is RMB1,500 million, representing significant increases from those of the preceding three years and at par with the existing annual caps. Such estimation is primarily based on that Shanghai Orient Appraisal Co., Ltd. (a qualified valuer in the PRC) was engaged by both parties, and reappraised the land under the Land Use Rights Leasing Agreement with 30 June 2021 as the valuation benchmark date. The appraised value of the land was approximately RMB17,300 million, representing a significant increase from the appraised value used to calculate the rental in the preceding three years.

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the Land Use Rights Leasing Agreement shall be recognised as right-of-use assets. The proposed annual caps for the three years from 2023 to 2025 are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

(f) New Fixed Assets Lease Framework Agreement

Each of the proposed annual caps[Note] for the expenditure transactions under the New Fixed Assets Lease Framework Agreement for the three years from 2023 to 2025 is RMB300 million, representing certain increases from those of the preceding three years and the existing annual caps. Such estimation is primarily on the basis of maintaining the current business volume of fixed assets lease from Chinalco, the Group considers to lease more production equipment from Chinalco in the future according to the actual business needs of both parties.

Note: Pursuant to IFRS 16, the lease to be entered into by the Company as the lessee under the New Fixed Assets Lease Framework Agreement shall be recognised as right-of-use assets. The proposed annual caps for the three years from 2023 to 2025 are set based on the total value of the right-of-use assets relating to individual lease agreement expected to be entered into by the Company in each year, which is calculated with reference to the aggregate of the total annual rentals for the full lease term of each individual lease agreement newly entered into each year, discounted by the Company's incremental borrowing rate.

Each of the proposed annual caps for the revenue transactions under the New Fixed Assets Lease Framework Agreement for the three years from 2023 to 2025 is RMB300 million, representing certain increases from those of the preceding three years but at par with the existing annual caps. Such estimation is primarily on the basis of maintaining the current business volume of fixed assets lease to Chinalco, the Group considers to lease more production equipment to Chinalco in the future according to the actual business needs of both parties.

(g) **General Services Master Agreement**

Each of the proposed annual caps for the expenditure transactions under the General Services Master Agreement for the three years from 2023 to 2025 is RMB90 million. Such estimation is primarily based on that: (i) the utilisation of relevant services such as Chinalco's financial sharing platform by the Company in accordance with its actual business needs, is conducive to promoting the management efficiency of the Company; (ii) the reasonable cost and profitability of Chinalco's integrated services for the Company and its subsidiaries, taking into account the large number of the Company's subsidiaries; and (iii) a certain buffer space is reserved to cope with possible increase in business volume in the future.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. The authorized departments of the Company at least semi-annually collect and record information on prices and profit margins charged by independent third parties under normal trading conditions in areas where similar products or services are provided, and at least semi-annually inquire relevant industry specialist websites, industry specialist reports or published information on prices and profit margins to trace market conditions in a timely manner. Prior to entering into specific agreements, the authorized departments of the Company will review and assess the specific terms and conditions (including profit margin (if applicable)) of the transactions to ensure their consistency with the agreements of the Daily Continuing Connected Transactions. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the Daily Continuing Connected Transactions will be appropriately monitored by the Company.

5. REASONS FOR AND BENEFITS OF ENTERING INTO THE DAILY CONTINUING CONNECTED TRANSACTIONS

Given the long-term relationship between the Group and Chinalco, the Company considers that it is in the Company's interests to enter into the agreements relating to the Daily Continuing Connected Transactions and to continue with the Daily Continuing Connected Transactions for the following reasons: (i) the Group can acquire prompt and stable supply of products and services from Chinalco, thus lowering the operating risks and costs and facilitating the Group's routine management on production; (ii) the Group can acquire engineering design, construction and supervisory services from Chinalco based on normal commercial terms, which are beneficial for the project development and construction and business development of the Group; (iii) the Group can provide part of products and services to Chinalco, which inure to avoid the risk of market fluctuations and increase the Group's operating revenue; and (iv) the utilisation of relevant services such as Chinalco's financial sharing platform and other platforms by the Group, is conducive to promoting the management efficiency and risk prevention and control of the Company.

The Directors (excluding the independent non-executive Directors who will give their opinions after taking into consideration the advice from the independent financial adviser) are of the view that the agreements on the Daily Continuing Connected Transactions are entered into in the ordinary and usual course of business of the Group on normal commercial terms or better, and relevant terms, the Daily Continuing Connected Transactions and proposed caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

6. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company and thus is a connected person of the Company under the Hong Kong Listing Rules. The entering into of the agreements under the Daily Continuing Connected Transactions and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; and (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement exceeds 5%, the transactions contemplated thereunder are subject to reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of each of (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement exceeds 0.1% but is less than 5%, the transactions contemplated thereunder are only subject to reporting and announcement requirements and are exempt from independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Although (i) the expenditure transactions under the Comprehensive Social and Logistics Services Agreement; (ii) the expenditure transactions under the Mineral Supply Agreement; (iii) the expenditure transactions under the Land Use Rights Leasing Agreement; (iv) the expenditure and revenue transactions under the New Fixed Assets Lease Framework Agreement; and (v) the expenditure transactions under the General Services Master Agreement are exempt from independent shareholders' approval requirement under the Hong Kong Listing Rules, such transactions are still subject to Independent Shareholders' approval at the general meeting of the Company pursuant to the relevant requirements of the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, concurrently hold positions in Chinalco, they have abstained from voting on the Board resolution with respect to such transactions. Saved as stated above, none of the Directors has any material interest in such transactions and therefore none of the Directors has abstained from voting on such Board resolution.

The Company will establish the Independent Board Committee to advise the Independent Shareholders in respect of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and their respective proposed caps. VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

The Company will convene the 2022 AGM to seek approval from the Independent Shareholders in respect of the Daily Continuing Connected Transactions and their respective proposed caps. Considering that the Company is likely to propose other matters for consideration at the 2022 AGM subsequently, a circular containing, among others, the resolutions in relation to the Daily Continuing Connected Transactions, will be dispatched to the Shareholders on or before 5 May 2023. A supplemental circular containing, among others, (i) details of the Daily Continuing Connected Transactions and their respective proposed caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders on or before 5 June 2023 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the 2022 AGM.

7. GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco

As at the date of this announcement, Chinalco is the controlling Shareholder of the Company. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

8. DEFINITIONS

In this announcement, the following expressions have the following meanings unless the context requires otherwise:

"2022 AGM"	the 2022 annual general meeting proposed to be held by the Company to consider and approve, among others, the Daily Continuing Connected Transactions and their respective proposed caps;
"30%-controlled company"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"A Share(s)"	the ordinary shares denominated in RMB issued by the Company which are subscribed for in RMB and listed on the Shanghai Stock Exchange;
"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Baotou Communications Group"	Baotou Communications Investment Group Limited Company, a wholly state-owned company incorporated in the PRC;
"Board"	the board of Directors of the Company;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company holding directly and indirectly approximately 31.90% of the total issued share capital of the Company as at the date of this announcement;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively;
"Comprehensive Social and Logistics Services Agreement"	the comprehensive social and logistics services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Daily Continuing Connected Transactions"	the continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco as the other party;
"Director(s)"	the director(s) of the Company;
"Existing Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 26 October 2021, which is valid until 31 December 2024;
"Existing Supplementary Agreement"	the supplementary agreement entered into between Chinalco and the Company on 26 October 2021 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2024;
"General Services Master Agreement"	the general services master agreement entered into between Chinalco and the Company on 21 March 2023, which is valid from 1 January 2023 until 31 December 2025;
"General Agreement on Mutual Provision of Production Supplies and Ancillary Services"	the general agreement on mutual provision of production supplies and ancillary services entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"Group"	the Company and its subsidiaries;
"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	the independent board committee comprising independent non-executive Directors formed by the Company to advise the Independent Shareholders in respect of the expenditure and revenue transactions contemplated under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and the expenditure transactions contemplated under the Provision of Engineering, Construction and Supervisory Services Agreement and their respective proposed caps;
"Independent Shareholder(s)"	the Shareholder(s) (other than Chinalco and its associates) who are not required to abstain from voting on the resolutions to be proposed at the 2022 AGM to approve the resolutions in relation to the Continuing Connected Transactions;
"Inner Mongolia Huayun"	Inner Mongolia Huayun New Materials Co., Ltd., a company incorporated in the PRC with limited liability and a subsidiary of the Company as at the date of this announcement;
"Land Use Rights Leasing Agreement"	the land use rights leasing agreement entered into between Chinalco and the Company on 5 November 2001 for a term of fifty years expiring on 30 June 2051;
"Mineral Supply Agreement"	the mineral supply agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"New Fixed Assets Lease Framework Agreement"	the fixed assets lease framework agreement entered into between Chinalco and the Company on 21 March 2023, which is valid until 31 December 2025;

"New Supplementary Agreement"	the supplementary agreement with conditions precedent entered into between Chinalco and the Company on 21 March 2023 to renew the term of the Comprehensive Social and Logistics Services Agreement, the General Agreement on Mutual Provision of Production Supplies and Ancillary Services, the Mineral Supply Agreement, and the Provision of Engineering, Construction and Supervisory Services Agreement until 31 December 2025 to replace the Exsiting Supplementary Agreement.
"Pingguo Aluminum"	Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of Chinalco as at the date of this announcement;
"Provision of Engineering, Construction and Supervisory Services Agreement"	the provision of engineering, construction and supervisory services agreement entered into between Chinalco and the Company on 5 November 2001, which was renewed by New Supplementary Agreement to be effective until 31 December 2025;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share(s)"	A Shares and H Shares;
"Shareholder(s)"	holder(s) of A Share(s) and holder(s) of H Share(s);
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;

"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares of which are listed on Shenzhen Stock Exchange (stock code: 000807), and a subsidiary of the Company as at the date of this announcement; and
"%"	Per cent.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
21 March 2023

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purpose only*